NAME OF REGISTRANT: Avon Products, Inc.
NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on Avon Products, Inc 2014 Proxy Statement:
Substituting Safer Alternatives in Personal Care Products
Avon Products, Inc.   Symbol:  AVP
Filed by: The Green Century Equity Fund

Recently, investors have seen an increase in scientific and public concerns surrounding the use of hazardous chemicals in health and beauty products. Major companies are taking a precautionary and pro-active approach to these concerns by moving more quickly than regulators to phase out chemicals of concern, such as chemicals that are known or suspected to cause cancer or mutations, harm the reproductive system, affect the endocrine system, accumulate in the body, or persist in the environment.

In contrast to other companies, the Proponent believes that Avon Products, Inc (hereby referred to as “Avon” or “the company”) has failed to articulate its policy for reducing consumer exposure to chemicals that are known or suspected to cause health risks, and as a result faces business and reputational risks that could put the company at a competitive disadvantage.

Shareholders are being asked to vote for a report articulating Avon’s policy, above and beyond regulatory requirements, to:
•	Substitute in safer alternatives for such chemicals - even when science remains uncertain- as a means of responding to emerging safety concerns;
•	Benchmark the company’s policies against emerging best practices of others in the cosmetics and personal care sector;
•	Evaluate the reputational risks of inaction; and
•	Consider adopting a policy that meets or exceeds competitors’ targets in this area.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

Rationale for a yes vote:

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Consumer demand for products that are free from chemicals of concern is rising. Proponents believe that if Avon were to take proactive measures beyond existing regulatory requirements, the company would be well positioned to capitalize on this growing market and meet any future regulatory requirements.

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Current regulations governing chemical use in the U.S. are, in the Proponent's opinion, insufficient to protect the company from business risks associated with growing consumer and public concerns about chemical safety. Avon is at risk of being impacted by future rules that close regulatory gaps, reputational risks, and costs associated with product reformulation.

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Several major companies, including an Avon competitor in the cosmetics industry, have taken strong, decisive action to phase out chemicals of concern from household and personal care products, raising the bar for the entire sector. As a result, inaction by Avon may result in competitive and reputational risks.

Background:

Globally, Avon is the fifth largest beauty company with over $11 billion in annual revenue.1  It is overwhelmingly dependent on its personal care product lines; its beauty line generated 72 percent of its net sales in 2012.2 For these reasons, proponents contend the company faces significant financial and reputational risks if the company is unable to effectively meet emerging consumer and public demand for products free of chemicals of concern, or is forced to reformulate its products due to increased regulation. Currently, Avon fails to articulate its policies and practices for minimizing consumer exposure to key chemicals of concern.

Business Risks:

Consumer preferences are shifting; Avon must be positioned to respond.

Cosmetics and personal care products currently represent a $50 billion industry in the United States, and consumer concerns about chemical safety are fueling the growth in demand for “natural” products:

•	A 2011 Deloitte survey found that 57% of people responding said that safety was their number one concern when buying personal care products.3
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According to a trade publication, “Around the globe, consumers have displayed ever-increasing interest in natural products, which will continue to push worldwide growth into double-digit territory—a welcome respite for diversified multinational manufacturers reeling from lackluster performance in the overall cosmetics and toiletries market.”4

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According to recent market research, “the business world takes for granted that sales of natural health & beauty care brands will keep on thriving…the U.S. consumer market for natural and organic skincare, haircare, and makeup—which during 2005-2010 boomed 61% to $7.7 billion—could top $11.0 billion as of 2016.”5

1 Beth Kowitt, “Avon: The Rise and Fall of a Beauty Icon,” Fortune, April 11, 2012, available at: http://management.fortune.cnn.com/2012/04/11/avon-andrea-jung-downfall/; Avon Investor Relations, http://investor.avoncompany.com/phoenix.zhtml?c=90402&p=irol-irhome, accessed December 14, 2012.
2 Avon Products, Inc. 2012 10-K, available
3 http://www.deloitte.com/assets/Dcom-UnitedStates/Local%20Assets/Documents/Consumer%20Business/us_cp_2011foodsafetysurvey_041511.pdf
4 “Natural Products Outperform the Overall Personal Care Market,” February 18, 2011, www.naturalcosmeticsnews.com.
5 Natural and Organic Personal Care Products in the U.S., 5th Edition,” December 2011.

Proponents believe the above market signals indicate Avon should be aggressively seeking opportunities to minimize the use of chemicals of concern. Such an effort can help to protect long-term market share.

Existing regulations are insufficient to protect against risk; Avon faces significant financial risks for failing to go beyond compliance to meet potential regulations and growing public expectations for product safety.

There is growing public concern that existing regulations governing chemical safety are inadequate. This is exemplified in the increased growth in consumer demand for natural products, as well as news coverage highlighting chemicals of concern in conventional personal care products6:

•	Recent media coverage in high profile outlets has raised concerns about public exposure to toxic chemicals in every day household and personal care products.7
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According to a recent consumer watchdog report, “The personal care product industry in the United States lacks adequate, health protective regulation to ensure that products are safe and that all ingredients in these products are listed on labels so consumers can make informed choices.”8

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Responding to public pressure from recent scandals regarding toxic chemicals in personal care products, Congress held the first official hearing on cosmetics safety in more than 30 years in March 2012.9

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To address gaps in current regulations, ‘The Safe Cosmetics and Personal Care Act of 2013’ was introduced. Although still under review, the bill would strengthen FDA oversight and illustrates growing recognition among lawmakers for tighter regulation of the cosmetics and personal care industry.

Proponents contend that current chemical safety regulations in the U.S. are insufficient to protect Avon against business risks associated with growing consumer and public concerns about chemical safety. To protect against reputational and future regulatory risks, proponents urge Avon to go beyond compliance in addressing consumer chemical safety concerns.

Industry Peers and Competitors are responding, heightening the financial risks of inaction for Avon.

Recently, major product retailers and manufacturers have announced policies to reduce consumer exposure to chemicals of concern found in products sold under their brand name or on store shelves. In 2012, Avon’s competitor, Johnson & Johnson, announced its plans to go beyond compliance and phase out triclosan, phthalates, parabens and components that release formaldehyde from nearly all of its personal care products. A few months later, Procter & Gamble also announced a commitment to eliminate triclosan and diethyl phthalate from all its cosmetics, household cleaners, and fragranced products by 2014.10 Last year, megaretailers Target and Walmart announced that suppliers would be required to reduce or eliminate key chemicals of concern from household products. WalMart has shared with its suppliers the names of approximately 10 high-priority chemicals that suppliers will be required to reduce or eliminate. Target has developed a system to internally ‘score’ products on their chemical toxicity in order to incentivize suppliers to reduce more than 1,000 chemicals Target has identified as ‘high concern’. 11

6 http://www.theguardian.com/sustainable-business/danger-drugstore-womens-cosmetics
7 http://www.theguardian.com/sustainable-business/danger-drugstore-womens-cosmetics;
8 “Retailer Therapy,” The Campaign for Safe Cosmetics, December 2012.
9 “Breast Cancer Fund: Making Our Products Safe” http://www.breastcancerfund.org/big-picture-solutions/make-our-products-safe/making-cosmetics-safe.html
10 “Procter & Gamble Eliminating Phthalates and Triclosan from Products” http://www.examiner.com/article/procter-gamble-eliminating-phthalates-and-triclosan-from-products
11 “Walmart and Target Take Aim At Hazardous Ingredients” http://cen.acs.org/articles/92/i7/Walmart-Target-Take-Aim-Hazardous.html

“The retail regulation you are seeing is a direct response to the failure of government to directly regulate those chemicals,” says Martin Wolf, director of product sustainability at Seventh Generation, a consumer goods company that focuses on environmentally friendly products.

These moves by Avon industry peers and competitors have raised the bar and shifted expectations for the entire sector. Shareholders are also aware that a coalition of health and environmental groups (the Campaign for Safe Cosmetics) has launched a national campaign asking Avon to adopt a policy approach closer to Johnson & Johnson’s.12 This national campaign may pose direct reputational and financial risks to Avon.

Avon faces significant financial risks for failing to go beyond compliance to meet potential regulations and growing public expectations for product safety.

Proponents believe Avon faces significant financial risks for failing to go beyond compliance to meet potential regulations and growing public expectations for product safety:

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ChemSec is a Swedish non-profit that works with scientists, industry, NGOs, and policy makers to reduce chemicals in products and supply chains, and has produced a Substitute It Now List (“SIN List”) which identifies Substances of Very High Concern based on the criteria established by the EU chemicals regulation, REACH. The list is used by many investors in the US and Europe as an indicator of vulnerable materials in products.

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According to an MSCI ESG company report examining Avon, “[based on] our analysis of chemicals contained on ChemSec's SIN List 2.0, Avon's cosmetics and personal care product segments face high risks of being impacted by future chemical bans…Avon lacks a coherent position on chemical phase out, particularly compared to peers that are starting to integrate principles of green chemistry in product design and are identifying viable, less hazardous alternatives in anticipation of substance bans.”13

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According to another MSCI report on chemical regulation risks and opportunities across all sectors, reformulation costs due to tightened regulation range from 2%-18% of net income, depending on regulated ingredient.14

Proponents contend that Avon’s current approach does not keep it far enough ahead of emerging product safety concerns and standards. Avon should be more proactive in phasing out controversial chemicals. This could place our company in a more competitive position regarding evolving regulatory requirements and public expectations.

12 “The Campaign for Safe Cosmetics: Avon” http://safecosmetics.org/article.php?id=1106
13 MSCI. “Intangible Value Assessment: Avon Products, Inc.” (Jun 8, 2012).
14 MSCI. “Uncovering Financial Risks and Opportunities of Chemical Regulation.” (Sept 8, 2011).

Conclusion:

For the reasons outlined above, we are deeply concerned that Avon is unprepared to meet rising public expectations for chemical safety in personal care products, and could face significant financial, competitive, and reputational risks as a result.  While industry peers and competitors take steps to competitively capitalize on these changes in the market place, Avon’s inaction risks public perception of Avon as an industry ‘laggard’ in addressing consumer safety concerns.  As a result, we believe it is in the company’s best interest to adopt beyond-compliance measures for identifying and phasing out hazardous chemicals in its personal care products. Such precautionary actions would help mitigate reputational risk and safeguard the company against potential losses.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.